EXHIBIT 11A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued the following audit reports, which are included in this Registration Statement (Form 1-A) and the related offering circular (1) our report dated May 31, 2016, with respect to the consolidated financial statements of GK Investment Holdings, LLC; and (2) our report dated April 18, 2016 with respect to the statement of revenues and certain direct operating expenses of the Lake Mead Crossing Property. We hereby consent to the use of the aforementioned reports in this Registration Statement and the related offering circular and to the use of our name as it appears under the caption "Experts."

/s/ Plante & Moran, PLLC

Chicago, Illinois

September 21, 2016